Memorandum of Offering

By

HALEN TECHNOLOGIES INC



Comfort And Convenience In Your Moving World.

October 2022



This Memorandum of Offering is for review by prospective investors of HALEN TECHNOLOGIES INC on the Akemona Platform under Section 4(a)(6) of the Securities Act of 1933, as amended and under SEC Regulation Crowdfunding.

IMPORTANT NOTICE TO PROSPECTIVE INVESTORS

This Memorandum of Offering ("Offering Statement") is issued by HALEN TECHNOLOGIES INC, a DELAWARE Corporation (the "Issuer"), under Section 4(a)(6) of the Securities Act of 1933 as amended and under SEC Regulation Crowdfunding. This Offering Statement is available at https://akemona.com funding portal (the "Platform") and each subdomain thereof operated by Akemona, Inc., a Delaware Corporation, who is the intermediary for this offering.

The Issuer plans to raise a minimum of $30,000.00 and a maximum of $3,000,000.00 by issuing Convertible zero-coupon bond offering in the form of digital aPledge security tokens, which will be sold at a discount and will be redeemable at 100% of the face value on 03-24-2026. The difference between the full-face value of the bond and the discounted purchase price will be the interest earned by investors. When the interest rate offered by the issuer is 0%, there is no discount and the bonds will be sold at their full face value. Akemona's aPledge is a digital security token that is sold to investors as a security by the Issuer on the Akemona platform. In order to purchase aPledge, prospective investors must register on the Platform and setup a digital wallet.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Investors may cancel an investment commitment up until 48 hours prior to the date of close of subscription identified in the offering materials including this Offering Statement. If an investor decides to cancel, the investor will be responsible for the cost of transaction processing, known as "gas," on the Ethereum/Polygon blockchain. If the Issuer reaches the target offering amount prior to the date of close of subscription identified in the offering materials, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment, the Issuer may close the offering early and must provide notice to the investors about the new offering deadline at least five business days prior to such new offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the close of subscription, the funds will be released to the Issuer upon closing of the offering, and the investor and the Issuer will be bound by the terms of the debt agreement.

If a material change is made to the offering, the Issuer will send an email notification to all investors. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned. The Issuer reserves the right to modify any of the terms of the offering and the securities issued under the offering at any time before the close of the offering.

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning the date of close of subscription, unless such securities are transferred: (1) to the Issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Certain information contained in this Memorandum of Offering may contain forward-looking statements that are based on the beliefs of the Issuer's management as well as reasonable assumptions made by and information currently available to the Issuer's management. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to the Issuer's business plan and prospects, future developments, trends and conditions in the industry and geographical markets in which the Issuer operates, its strategies, plans, objectives and goals, its ability to control costs, statements relating to prices, volumes, operations, margins and overall market trends.

When used herein, the words "anticipate", "believe", "could", "estimate", "expect", "going forward", "intend", "may", "ought to", "plan", "project", "seek", "should", "will", "would" and similar expressions, as they relate to the Issuer or the Issuer's management, are intended to identify forward-looking statements. These forward-looking statements reflect the Issuer's current views with respect to future events and are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Actual results and events may differ materially from information contained in the forward-looking statements as a result of a number of factors, including any changes in the laws, rules and regulations relating to any aspects of the Issuer's business operations, general economic, market and business conditions, including capital market developments, changes or volatility in interest rates, input prices, the actions and developments of the Issuer's competitors and the effects of competition on the demand for, and price of, the Issuer's products and services, various business opportunities that the Issuer may or may not pursue, changes in demographic trends, its ability to properly price its products and services , seasonal fluctuations and factors beyond the Issuer's control. The Issuer does not intend to update or otherwise revise such forward-looking statements, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, forward-looking events and circumstances discussed herein might not occur in the way the Issuer expects, or at all. Accordingly, you should not place reliance on any forward-looking information or statements. All forward-looking statements herein are qualified by reference to the cautionary statements set forth in this section.

RISKS OF DIGITAL SECURITIES

The Issuer will use the Akemona platform for issuing investment commitment tokens, known as aPledge, in digital wallets of investors through the Ethereum/Polygon blockchain. At the end of a successful offering, the Issuer will convert investment commitment tokens into digital securities. These digital securities are delivered directly to digital wallets of investors. Walletless investors receive a certificate of investment instead of digital securities.

Investors are responsible for maintaining security and confidentiality of their digital wallet password, secret phrase and private key ("Credentials"). Investors must protect their Credentials from cybertheft. Investors must not share their Credentials with any other person. Neither Akemona nor any other party has access to an investor's Credentials. In the event of loss of Credentials, the investor will lose all assets in their digital wallet. Excluding the replacement of investment commitment tokens during the subscription period upon payment of a replacement fee of $50, Akemona or the Issuer will not be liable for any loss, damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet. Post-subscription, investors must contact the Issuer or Issuer's transfer agent for replacement of lost digital securities. Issuer or their transfer agent may charge a fee for replacement of digital securities.

The Ethereum/Polygon blockchain keeps all transaction history public using the public key of digital wallets. Investors may want to control access to the public key of their digital wallet except when they have to share the public key with a counterparty to execute a transaction.

If the Ethereum/Polygon blockchain is split or forked into two or more branches, Akemona will, in its sole discretion, decide which branch of Ethereum/Polygon it will use. Any investment commitment tokens issued by Akemona will be valid only on the branch of Ethereum/Polygon which Akemona decides to use. Excluding the replacement of investment commitment tokens, Akemona or the Issuer will not be liable for any loss, damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to a split of the Ethereum/Polygon blockchain. Post-subscription, investors must contact the Issuer or Issuer's transfer agent to find out the branch of Ethereum/Polygon which will be valid for the digital securities in the event of a split of the Ethereum/Polygon blockchain.

Excluding the replacement of digital securities upon payment of a fee, the Issuer or its transfer agent will not be liable for any loss, damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet.

The Akemona platform is based on blockchain technology, which is a relatively new, untested and evolving technology. The aPledge™ digital security token, an ERC20 standard token developed by Akemona, resides on the Ethereum/Polygon blockchain. The investor must independently evaluate the risks and merits of the purchase of the aPledge™ digital security tokens and bear the risks thereof. The Investor understands that the aPledge™ digital security tokens involve risks, all of which the Investor fully and completely assumes, including but not limited to, the risk that the technology associated with the Akemona platform will not function as intended.

THE INVESTOR ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY CRYPTOGRAPHIC SOFTWARE TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE ISSUER OR AKEMONA, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE CRYPTOGRAPHIC SOFTWARE TOKENS.

TABLE OF CONTENTS

1. Offering Summary

2. Issuer Information

3. Leadership Team

4. Principal Stock Owners of the Issuer

5. Offering Information and Term Sheet

6. Terms of Securities Offered

7. Transaction Execution and Cancellation

8. Purpose of Offering

9. Products and Services

10. Business Plan

11. Risk Factors

12. Use of Proceeds of This Offering

13. Issuer's Ownership and Capital Structure

14. Valuation of Securities and Risks to Purchasers from Corporate Actions

15. Issuer Indebtedness

16. Exempt Offerings Conducted

17. Operating History and Financials

18. Ongoing Reporting

19. Disclosure of Related Party Transactions

20. Other Material Information

21. Legal Issues, Convictions or Disbarments

1. OFFERING SUMMARY

Issuer	HALEN TECHNOLOGIES INC
Type of Security	Convertible zero-coupon bond issued in the form of digital tokens directly deposited into investors' digital wallets
Bond will Convert into this Class of Equity Shares	Class B
Class Differentiator	Class B token holder has no voting rights
Face Value of Each Convertible zero-coupon bond	$1.00
Redemption Value of Convertible zero-coupon bond on Maturity Date	$1.00 (100% of Face Value)
Target (minimum) Offering Amount	$30,000.00
Oversubscriptions Accepted	Yes
Oversubscriptions Allocation Method	First-come, first-served basis
Maximum Offering Amount	$3,000,000.00
Valuation Cap	$20,000,000.00
Qualified Financing:	$15,000,000.00 Qualified financing is the minimum amount of cash raised in an equity financing, which will trigger automatic conversion of debt into equity.
Conversion Discount	5% The discount that bondholders will receive on the price per share of equity in a qualified financing.
Maximum Number of Securities Offered	3,000,000 The maximum number of securities to be offered is calculated by dividing the maximum offering amount by the price of the securities on the subscription open date.
Annual Percentage Yield (APY)	0%
Subscription	10-01-2022

Open Date	
Subscription Close Date	03-24-2023
Rolling Close	Yes
Loan Term in Year(s)	3
Maturity Date	03-24-2026
Price of each Convertible zero-coupon bond of $1 face value on Subscription Open Date	$1.00 Note: Price is calculated daily.
Method for Determining Price on Purchase Date	The Purchase Price on the Purchase Date is equal to the Face Value ($1) divided by the Effective Yield Factor. The Effective Yield Factor is the Daily Interest Rate compounded for the number of days ("Days") between the Purchase Date and the day before the Maturity Date. Compounding of the Daily Interest Rate uses the formula (1 + Daily Interest Rate) to the power of Days. Daily Interest Rate is calculated by subtracting 1 from the formula (1 + Annual Percentage Yield) to the power of 1/365.
Minimum Investment Amount	$50.00
Purpose of the Loan	Working capital
Transaction Processing Platform and Intermediary	Akemona, Inc.

If the Offering does not equal or exceed the Target Offering Amount on or before the Subscription Close Date, the Intermediary will cancel all sales of aPledge Digital Security Tokens and the Escrow Agent will refund to investors the Original Purchase Price of each aPledge Digital Security Token and fraction thereof.

2. ISSUER INFORMATION

HALEN TECHNOLOGIES INC (the "Issuer") is a business in the Other Services (except Public Administration) industry with its principal location at 651 N Broad St STE 205, MIDDLETOWN, DE. HALEN TECHNOLOGIES INC is organized as a Corporation in the United States under the jurisdiction of DELAWARE. HALEN TECHNOLOGIES INC was established on the date 04-01-2022. The website of HALEN TECHNOLOGIES INC is at gethalen.com.

The Issuer has certified that the following statements are true.

- The Issuer is organized under and subject to the laws of a state or territory of the United State or the District of Columbia.

- The Issuer has not issued securities registered with the SEC under the Securities Exchange Act of 1934.

- The Issuer has not been convicted of, or subject to court or administrative sanctions for, securities fraud, false representation or other violations of state or federal regulations.

- The Issuer has not failed to comply with the annual filing requirements under Regulation Crowdfunding (17 CFR §227.202).

- The Issuer is neither a development stage (blank check) company without a business plan nor a development stage (blank check) company intending to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer is not primarily engaged in the business of: trading securities, lending, pyramid sale distribution, gambling, speculation, adult entertainment, or retail sales of firearms and ammunition.

- The Issuer is not in default of a loan.

Issuers Key Financials

The key financials of the Issuer are as follows:

- Total assets of the Issuer: $8,821.00

- Total liabilities of the Issuer: $591.00

- Net worth of the Issuer: $8,230.00

- Annual Revenue of the Issuer: $0.00

Co-issuer(s)

This offering has no co-issuer.

3. LEADERSHIP TEAM

Founders

Edward Mbeche holds the position of Founder/CEO with the company.

20+ years in the transportation & hospitality industry. Founder of DC Private cars and Global Sedan. He sold DC Private cars after successfully managing and running the company for over 15 years. LinkedIn Profile: https://www.linkedin.com/in/edwardmbeche/

Edward Mbeche is a Director of the company.

Kennedy Ross holds the position of Co-Founder/Chief Of Staff with the company.

Kennedy has over ten years of experience developing content for various companies and organizations, including tech-storage, music promotion, online magazines, and publications. LinkedIn Profile: https://www.linkedin.com/in/kennedy-ross-8bb70b14/

Kennedy Ross is a Director of the company.

Christian Tsoungui Nkoulou holds the position of Lead Flutter Engineer with the company.

Christian has over 3 years flutter development kills and qualified in depth understanding of Object Oriented programming languages like Java and C++. Familiar using version control tools like Git, Subversion etc. and IDEs like Android Studio, VS Code etc. Understanding of the Agile Software Development Life Cycle and been exposed to Scrum projects. LinkedIn Profile: https://www.linkedin.com/in/christian-tsoungui-nkoulou-0b6353122/

Christian Tsoungui Nkoulou is a Officer of the company.

Advisors

Ivana Gargiulo holds the position of Board of Advisors / Human Capital with the company.

Extensive career as a Human Resources (HR) professional, that spans close to twenty years within multiple industries and disciplines of HR. Has passion for HR data analytics and emerging trends to impact meaningful people and business advancements.

Rich Shuman holds the position of Board of Advisors / Chairperson with the company.

Rich has extensive leadership experience advising global businesses in sustainability and product rollout in the automotive, aerospace, consumer technology and energy sectors.

James Arnold Jr. holds the position of Board of Advisors / General IP Counsel with the company.

James is a diversely skilled, award-winning executive leader with broad experience providing legal oversight and strategic leadership for organizations ranging from non-profit start-ups to multi-billion-dollar global enterprises.

Kimberly Decker holds the position of Board of Advisors /SEC Counsel with the company.

A well rounded business lawyer representing private and public companies in all aspects of business, often acting as "general counsel" to clients who do not have in house legal staff.

Dr. Anthony Rhem holds the position of Board of Advisors /Artificial Intelligence with the company.

A recognized thought leader in AI, KM, Big Data, Information Architecture and Innovation. Worked with U.S. fortune 500 corporations, financial, insurance, education, healthcare, as well as US Federal, State and local government, and the military.

Roger Flynn holds the position of Board of Advisors / Franchise Expert with the company.

With over 25 years of experience in franchise development, Roger has an extensive knowledge base as a franchise consultant. His expertise in franchise development ensures that the expansion packages he delivers to business owners is concise.

Lawrence Kostiw holds the position of Board of Advisors / Finance with the company.

Lawrence has several years of corporate finance and FP&A experience in various industries including oil and gas and entertainment services. Along with his investment banking background, he mentors startups and is a board member of a nonprofit.

4. PRINCIPAL STOCK OWNERS

The Issuer's principal stockholders are as follows:

Name of Stockholder	Class of Securities Held	Percentage of Voting Power
Choriny "Edward" Mbeche	Common equity	84%

The above information provided by the Issuer is no more than 120 days prior to the date of filing of this offering statement.

The Issuer has calculated total voting power by including all securities for which the stockholding person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned."

To calculate outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities are assumed to be converted.

5. OFFERING INFORMATION AND TERM SHEET

Term Sheet

Issuer: HALEN TECHNOLOGIES INC

Type of Security Offered: Convertible zero-coupon bond and issued in the form of a digital security token

Bond will Convert into this Class of Equity Shares: Class B

Class Differentiator: Class B token holder has no voting rights

Face Value of Each Zero-Coupon Bond: $1.00

Redemption Value: 100% of Face Value

Target (Minimum) Offering Amount: $30,000.00

> If the sum of the investment commitments does not equal or exceed the target (minimum) offering amount at the subscription close date, no security will be sold in the offering, investment commitments will be cancelled by the intermediary, Akemona, and committed funds will be returned to investors.

Oversubscriptions Accepted: Yes

If yes, how oversubscriptions will be allocated: First-come, first-served basis

Maximum Offering Amount: $3,000,000.00

Valuation Cap: $20,000,000.00

> Valuation cap is the maximum pre-money valuation at which the debt will convert into equity.

Qualified Financing: $15,000,000.00

> Qualified financing is the minimum amount of cash raised in an equity financing, which will trigger automatic conversion of debt into equity.

Conversion Discount: 5%

> The discount that bondholders will receive on the price per share of equity in a qualified financing.

Maximum Number of Securities to be Offered: 3,000,000

> The maximum number of securities to be offered is calculated by dividing the maximum offering amount by the price of the securities on the subscription open date.

Annual Percentage Yield (APY): 0%

Subscription Open Date: 10-01-2022

> Subscription will open at 12:01 AM Pacific Time on the subscription open date.

Subscription Close Date: 03-24-2023

> Subscription will close at 11:59 PM Pacific Time on the subscription close date.

Rolling Close: Yes

> When the minimum target offering amount is reached, the Issuer may choose to do a rolling close to receive some of the funds raised and keep the subscription open. If the Issuer decides to do rolling close, investors will receive a notification of rolling close at least 5 business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date. Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

Term of the Loan in Year(s): 3

Maturity (Redemption) Date: 03-24-2026

Price of Each Convertible zero-coupon bond on Subscription Open Date: $1.00

Method for Determining Price: The Purchase Price on the Purchase Date is equal to the

> Face Value ($1) divided by the Effective Yield Factor. The Effective Yield Factor is the Daily Interest Rate compounded for the number of days ("Days") between the

Purchase Date and the day before the Maturity Date. Compounding of the Daily Interest Rate uses the formula (1 + Daily Interest Rate) to the power of Days. Daily Interest Rate is calculated by subtracting 1 from the formula (1 + Annual Percentage Yield) to the power of 1/365.

Minimum Investment Amount: $50.00

Investor Perks Offered by the Issuer:

Halen will be distributing up to 300 million Halen Reward tokens to investors as perks in this offering. For each $1 invested in Halen Technologies, investors will receive 100 Halen Reward tokens upon final and successful close of the offering. Halen Reward tokens have no monetary value. In the future, these non-monetary reward tokens will be used to measure the strength of relationships in the communities of suppliers, workers, and customers.

In addition, Halen will offer NFTs as perks based on the amount of investment as follows:

a. "Halen Seed Investor NFT 100" to first 100 investors who invest $1,000 or more but less than $5,000. (Estimated value of the NFT is $10.)

b. "Halen Seed Investor NFT 50" to first 50 investors who invest $5,000 or more but less than $10,000. (Estimated value of the NFT is $25.)

c. "Halen Seed Investor NFT 25" to first 25 investors who invest $10,000 or more but less than $20,000. (Estimated value of the NFT is $40.)

    d. "Halen Seed Investor NFT 10" to first 10 investors who invest $20,000 or more but less than $50,000. (Estimated value of the NFT is $65.)

    e. "Halen Seed Investor NFT 5" to first 5 investors who invest $50,000 or more. (Estimated value of the NFT is $100.)

Investors will receive in their wallets Halen Reward utility tokens and NFTs as perks upon close of the offering. Please note that these digital asset perks cannot be delivered to walletless investors. No investor will receive more than one NFT.

Purpose of the Loan: Working capital

Escrow Agent:

Transfer Agent: OnchainTA

Transfer Agent Website: onchainTA.com

Transfer Agent Email: support@onchainTA.com

Applicable Law: Issued under Section 4(a)(6) of U.S. Securities Act of 1933 as amended and under SEC Regulation Crowdfunding

Initial Holding Period: 1 year from the date of close of subscription with certain exceptions stated in 17CFR §227.501 regarding restrictions on resale and included under "Notice to Investors."

Transaction Processing Platform and Intermediary: Akemona, Inc.

Intermediary's CIK: 0001748730

Intermediary's SEC File Number: 007-00173

CRD Number: 000299685

Intermediary's (Akemona's) Compensation: 3% of the amount raised

Intermediary's (Akemona's) Any Other Interest in the Security Being Offered: None

Estimated Escrow and Other Transactions Charges: Approximately 3% of the amount raised

Tax Considerations: The investor is responsible for reporting their income for the purpose of taxes in their jurisdiction. Zero-coupon bonds may result in phantom income that must be considered by the investors. Investors must consult their tax attorneys on how to handle the interest accrued on zero-coupon bonds in their tax returns. Zero-coupon bonds with 0% interest rate do not accrue interest income.

6. TERMS OF SECURITIES

The Issuer is offering convertible zero-coupon bonds as digital security tokens. Each bond will have a Face Value of $1 and it will be sold at a discount in cash payment through ACH, payment card, wire transfer and USDC stablecoin. Minimum purchase amount is $50.00. The discount is determined by the Interest Rate ("Annual Percentage Yield") offered by the Issuer and the number of days between the Purchase Date and the Maturity Date. If the Interest Rate offered by the Issuer is 0%, there will be no discount. At the Interest Rate of 0%, the Issuer's bonds will be sold at their Face Value.

In the event that the Issuer sells shares of its equity securities on or before the Maturity Date in an equity financing with total proceeds to the Issuer of not less than the qualified financing amount, the outstanding token balance of digital security tokens shall automatically convert in whole without any further action by the bondholder into equity securities sold in the qualified financing at a conversion price and terms as stated in the debt agreement.

In the event that digital security tokens remain outstanding on the maturity date, the outstanding token balance shall automatically without any further action by the bondholder convert as of the Maturity Date into shares of the Issuer's common stock of class stated in the term sheet at a conversion price and terms as included in the debt agreement.

If the Issuer consummates a change of control while this debt agreement remains outstanding, the Issuer shall repay the bondholder in cash in an amount equal to the outstanding token balance; provided, however, that upon the written election of the bondholder made not less than five days prior to the change of control, the Issuer shall convert the outstanding token balance held by the bondholder into shares of the Issuer's common stock of class specified in the term sheet at a conversion price and terms as stated in the debt agreement.

Drag-Along Rights: Subsequent to the conversion into equity, if one or more person or entity owning and controlling 50% of the Issuer's outstanding shares ("Majority Shareholder") desires to sell forty percent (40%) or more of its direct or indirect financial interest in the shares of the Issuer in a single transaction to a third party (the "Proposed Acquirer") pursuant to a Qualified Sale (as defined below), and the Board of Directors of the Issuer has approved such Qualified Sale, the Majority Shareholder may cause to be included in such Qualified Sale all, but not less than all, of the shares held by each of the other shareholders by providing to each such other shareholder a notice (a "Qualified Sale Notice") of the proposed Qualified Sale at least 20 days prior to the date proposed for such Qualified Sale, stating the identity of the Proposed Acquirer, the kind and amount of consideration proposed to be paid for the shares to be purchased by the Proposed Acquirer and the other material terms of such Qualified Sale.

In the event the Majority Shareholder so provide a Qualified Sale Notice with respect to a Qualified Sale, each other shareholder shall be obligated to transfer all of the shares owned by such shareholder to the Proposed Acquirer on the terms and conditions set forth in the Qualified Sale Notice.

The term "Qualified Sale" means a sale by the Majority Shareholder to a third party which is not an Affiliate of the Issuer or Majority Shareholder and the terms of such sale were negotiated between the Majority Shareholder and such unaffiliated third party (or on their behalf by their respective agents or representatives) on a bona fide arm's-length basis. The terms of such sale provide that the sale of shares by each shareholder that is not a Majority Shareholder shall be made for the same type and amount of consideration for each such share sold as is to be received by the Majority Shareholder for each such share.

Tag-Along Rights: Subsequent to the conversion into equity, if one or more Majority Shareholder proposes to sell more than 50% of the Issuer's outstanding shares to a Proposed Acquirer (other than a sale through an Initial Public Offering) then the Majority Shareholder shall give written notice of such proposed sale to all other shareholders of the Issuer setting forth the proposed material terms and conditions of such sale (including price per Share).

The shareholder receiving such notice shall have the right to elect, by delivery of written notice to the Majority Shareholder within ten (10) days from delivery of the notice, to sell to the Proposed Acquirer a number of its shares, not to exceed the product of (A) the total number of shares owned by the shareholder and (B) a fraction, the numerator of which is the aggregate number of shares which the Majority Shareholder has proposed to be sold, and the denominator of which is the aggregate number of shares in which the Majority Shareholder has a financial interest (the shareholder's "Pro Rata Amount"), on the same terms and conditions (including price per share) as agreed to by the Majority Shareholder.

Proxy Voting: If the bonds convert into shares with voting rights, then subsequent to the conversion into equity, if a shareholder is unable to attend a shareholders' meeting, the shareholder shall automatically assign, without any action on their part, their irrevocable proxy to the President and CEO of the Issuer, with full power of substitution to vote on their behalf on all matters presented for a vote at all such shareholders' meetings.

Electronic Communication: The investor consents to receive communications and transact business with the Issuer online and electronically. The Issuer may, at its sole discretion, deliver all communications concerning investors or Issuer's business including, without limitation, information and written notices required to be provided to investors, by means of email, posting on its website, or other means of electronic communication. The investor shall keep the Issuer or its transfer agent informed of any change in their email so that the investor can continue to receive all communications promptly.

Modification to the Terms of the Securities Being Offered

The Issuer can modify the terms of securities offered up to 10 days before the close of subscription. However, any material change to the terms of the offering will require submission of a revised Form C, communication of the material change to current and potential investors and reconfirmation of investment from all the investors. The terms of the offering cannot be modified after the loan has been disbursed to the Issuer.

7. BOND PURCHASE TRANSACTION EXECUTION AND CANCELLATION

Investors will send payment for their investment commitment in cash (using payment cards, ACH, wire or USDC stablecoin[*]) to the escrow agent through the Akemona platform. The Issuer will use the Akemona platform to seek investment commitments from the investors. The Issuer will confirm these investment commitments by issuing aPledge digital tokens to the registered wallets of investors.

Digital security tokens purchased by an investor will be electronically deposited in the investor's digital wallet. If the offering is cancelled, all sales of debt security tokens will be cancelled and the escrow agent will refund to each investor the original purchase price of each digital security token purchased minus the bank fee for sending refunds.

Upon close of a successful offering, the escrow agent will disburse collected funds to the Issuer after deducting escrow and Akemona fees. The Issuer will convert investment commitment tokens into digital securities. Upon completion of the transaction, Akemona will provide the details of the funds raised to investors.

[*] This method of payment may not be available for all offerings. If this method of payment is available, investors will see a "Pay with USDC" button when making an investment.

Cancellation of an Investment Commitment

Investors may cancel an investment commitment up until 48 hours prior to the deadline (subscription close date) identified in these offering materials. If an investor decided to cancel, the escrow agent will refund the original amount of investment after deducting the bank fee for remitting the refund to the investor.

Transaction charges incurred by the investor at the time they made the investment are not refundable. Non-refundable transaction charges include ACH fee, payment card fee, wire transfer fee, gas on Ethereum/Polygon platform (when paying with USDC stablecoin) and identity verification fee. The details of these transaction charges are available in the Akemona Education Center for Investors.

The escrow company will charge a bank fee for remitting refunds. The escrow company will remit the refund through the payment method, which was used by the investor for making the investment. Remittance of refund through ACH will incur a charge of $1. Refund through wire transfer will incur a charge $15 for domestic and $35 for international. There is no bank fee for refunding payments made through payment cards.

No interest is earned if an investment commitment is cancelled.

Akemona will notify investors when the target offering amount has been met. If the Issuer reaches the target offering amount prior to the deadline (subscription close date) identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least 5 business days prior to such new offering deadline (absent a material change that will require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If the Issuer makes a material change to the terms of securities being offered, the Issuer will notify investors about the change and the investors will be required to reconfirm their investment commitment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned to the investor. If material changes to the offering or to the information provided by the Issuer regarding the offering occur within 5 business days of the maximum number of days that an offering is to remain open, the offering will be extended to allow for a period of 5 business days for the investor to reconfirm his or her investment.

A rolling close allows the Issuer to receive the funds raised after the target offering amount is reached, while keeping the subscription open for further funding. The issuer has indicated that it will be performing rolling closes of the offering. When the issuer decides to do a rolling close, investors will receive a notification of rolling close at least 5 business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date.

Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. The offering will remain open for subscriptions after the rolling close. All investment commitments subsequent to the rolling close date will be treated as new investment commitments.

8. PURPOSE OF OFFERING

Halen Technologies is building the future of service economy. In the last decade, as the gig economy has taken off, service delivery has become fragmented. Groceries, transportation, food, and retail supplies are delivered by different workers through different apps. We, at Halen Technologies, are building a super-app, which will optimize and reduce the cost by integrating service deliveries. We are also building communities of workers and customers. So, the same worker can provide transportation, groceries, food, and retail delivery based on proximity of location, time, and relationship with the customer. We bring down the cost-of-service delivery and improve the quality of work-life for gig workers.

We have created the concept of our business model, brought together an innovative leadership team, and conceptually validated the business model. In the next stage we plan to develop the software, create a franchise model, launch our services in a test market and recruit drivers and workers. At the same time, we will launch a marketing campaign to make customers in the test market aware of our services. The purpose of this round of offering is to raise funds for this next stage

9. PRODUCTS AND SERVICES

Halen is a user-friendly "Super-App" anchored by a franchise business model. It's an on-demand multi-service platform with an ecosystem that covers all of our user's needs, so that they won't have to switch to other apps to solve their problems.

The application empowers our clients to combine all their rideshare, vacation rental, flight booking, grocery, restaurant, and retail mobile delivery services into one app. It brings down the cost-of-service delivery and enhances quality of work-life for workers by building communities.

To be franchised in over 30 states in the U.S. with plans to expand to Canada and abroad by 2025

The Halen super-app offers multiple services in a $1.5 trillion immediately addressable market.

Halen uses artificial intelligence and machine learning to improve user experiences.

Halen's franchise model is considered by investors higher to succeed than other business models.

Drivers can earn a living wage by doing as many rideshares and deliveries as possible, using one Super App.

♂ Halen's founder is an entrepreneur with decades of experience in transportation and hospitality.

♀ Halen co-founders include Forbes Tech Council, senior startup and brand management leaders.

Zero-Emission Vehicle Program-Drivers who own fully electric vehicles are offered cash incentives.

10. BUSINESS PLAN

TABLE OF CONTENTS

- Executive Summary
- Company Description
- The App
- A Franchise Model
- Legacy Transportation Companies – An Ideal Target for Franchising
- Market Analysis
- Competitive Analysis
- Halen Competitive Advantages
- Management and Operations\t11
- Marketing and Sales
- Financial Summary
- Contact

Executive Summary

Halen Technology, a Washington, D.C.-based technology company, is actively seeking investors to participate in its start-up phase. Conceived, founded, and developed by a team of entrepreneurs, developers, marketing experts, and business executives led by **Edward Mbeche**, Halen Technology offers customers a single-app solution delivering access a variety of services including **rideshare**, **food/grocery/retail delivery**, as well as **flight & vacation booking** without them having to struggle to manage accounts across multiple platforms. Managing accounts across multiple platforms can be frustrating because apps vary in their ease of use and quality of service. Convergence is an inevitability of any

technological revolution, and Halen is at the forefront of the coming convergence wave in the service app sector.

Halen distinguishes itself in the service app sector through the high quality of its software user interface, the rock-solid underpinnings of its app's programming, and the high level of convenience it offers its customers. The best services are the ones that make their users' lives better, and Halen makes its customers' lives easier than they've been in the past by taking conveniences they already enjoy and optimizing them through strategic combination and seamless presentation.

Driven by a deeply experienced and diverse team of professionals, Halen wins in an otherwise highly competitive marketplace by leveraging the long-standing business model of franchising to share risks. Because it is franchised, Halen is hyper-local in a way in which its competitors simply cannot match. This model also gives Halen far stronger cost control than similar companies, so Halen will not struggle to find profitability the way those companies have. There is great power in simplicity, and Halen unleashes the immense profit potential that is available in providing day to day services to eager customers.

If initial conditions remain consistent with our forecasts, at the end of an initial launch period and five-year operating phase, Halen projects to be worth over **$3 billion** in equity value, presenting an appealing return opportunity for early-stage investors. (*Forward-looking projections cannot be guaranteed.*)

Company Description

The App

Halen Technology offers an app to consumers that combines in one place many of the services people currently access through apps on their phones, including ridesharing, food delivery, and flight/vacation bookings. Halen offers customers a world in which a literal

jungle of apps is condensed into one, super high-quality app that offers them everything they are looking for.


Shipt
goPuff
airbnb
lyft
GRUBHUB
KAYAK
DOORDASH
HALEN
THEN
NOW

Halen users only have to create One-account, only have to learn One-interface, and only have to interact with one customer service team in order to access the variety of services they use on a day-to-day basis to make their lives easier.


RIDESHARE
GROCERY
FLIGHT-BOOKING
RESTAURANT
RETAIL
VACATION RENTAL

Drivers who drive for Halen also benefit from the ability to fully utilize their working hours by running jobs for the same company across multiple service types. In one shift, a Halen driver might drive a customer to a medical appointment across town, deliver groceries to a dad working at home while he watches the kids, and then bring early dinner to a church life group meeting at a member's house. In doing these jobs with Halen, the driver wouldn't have to deal with different pay structures or have to negotiate conflicting jobs between functions that might interrupt proper service delivery. Most importantly, the time the driver would spend available to work but not making any money (absolutely critical because gig workers are paid by the job, not by the clock) would be kept to an absolute minimum.

Just as in the first decade of the 21st-century when cell phones, digital cameras, and GPS devices converged into a single smartphone that revolutionized the tech world, the universe of apps that now clutter and burden those smartphones are going to converge into single apps that offer all of those services in one place.

Halen is at the leading edge of this next tech revolution.

A Franchise Model

Halen Tech uses a franchise model for its mobile service operations. Rather than attempt to consolidate all of the functions in its vertical, which would involve it being expert at diffuse areas such as software development, marketing, branding, human resources, finance, and investor relations, Halen's franchise model allows it to segregate these functions into rational silos.

A franchisee who licenses a franchise from Halen gains exclusive rights to offer Halen's services in their territory. They acquire this license with an initial franchise fee of between $50,000-$500,000. They then agree to share with Halen a percentage of their revenues from their operations. Halen provides franchisees with extensive training and support to ensure they are successfully launching and operating Halen in their territory.

THE HALEN FRANCHISE MODEL:
A LEGACY MODEL APPLIED TO THE TECH WORLD

 **Corporate**

- **Software Development**
- **Software Support**
- **Franchise Development**
- **Selection and Training**
- **Investor Relations**
- **National Marketing**
- **Branding**

 **Franchisee**

- **Day-to-Day Local Operations**
- **Driver Recruitment/Support**
- **Local Advertising**
- **Local Partnership Development**
- **Local Regulatory Management**
- **Human Resources**

Halen's franchise model is a win-win. Franchisees are able to launch a new and exciting business with promise of significant profit potential without having to deal with the immense stresses and burdens of idea creation. A well-banked aspiring entrepreneur with the operational chops to run a business, but perhaps not the creative thinking talents required of a greenfield entrepreneur can partner with Halen to get a winning idea and detailed plans for success that they then just have to execute on relentlessly. Halen benefits from the franchising structure by not having to deploy significant amounts of capital to launch/expand, by sharing risks with another strong party, and most importantly, by streamlining its own operations so that it can concentrate on the things that will guarantee the company's explosive growth.

Legacy Transportation Companies – An Ideal Target for Franchising

Legacy taxi and limousine companies, which have been rocked by the advent of the app-based service delivery revolution, are ideal candidates to franchise with Halen. They have deep operational expertise (they know how to recruit, train, and manage large groups of drivers), but they lack the strategic nimbleness to cope with the dynamism of their new competitors. Halen folds seamlessly into this gap for them, providing them a platform from which they can rebound, recover their businesses, and win in the long-term. Halen will make these sorts of companies an initial target as it sources potential franchisees.

Market Analysis

The markets Halen will cover are substantial and growing.

HALEN TARGET MARKETS DYNAMICS
US ONLY; IN MILLIONS (000,000)

	2020	2026 (PROJECTED)
RIDESHARING 20% CAGR	$41,318	$107,812
FOOD/RETAIL DELIVERY 5% CAGR	$26,771	$34,167
ONLINE TRAVEL 3% CAGR	$261,056	$302,635
TOTAL	$329,145	$444,614

SOURCE: STATISTA.COM; HALEN ANALYSIS

The COVID-19 pandemic and resulting economic disruption has had varying impacts on the target markets Halen works in. Ridesharing and online travel have been hurt, but food delivery has boomed. We believe that once the global health crisis abates, conditions will quickly return to normal, and projected growth rates will hold.

Competitive Analysis

Halen's major competitors in each of its three major markets are profiled below.

Ridesharing:

Uber

The original disruptor in the ridesharing space, Uber continues to enjoy a substantial share of the US market, but that market share has been steadily decreasing.



Uber's gross revenue for 2020 was approximately **$58 billion.**

Food Delivery:



Doordash is rapidly threatening to take a dominant position in what was previously a highly competitive marketplace. Having gained over 40 percentage points of share over five years, Doordash is obviously winning in the food delivery space. In 2020, benefitting from the COVID-19 pandemic, they reported **$2.9 billion** in revenue. In 2021, they had their Initial Public Offering (IPO) and received a valuation of **$72 billion**.

Online Travel:



In operation since 1996, Expedia dominates the US online travel market and has a 32% share of the global online travel market. While its financial performance was severely impacted in 2020 because of the COVID-19 pandemic, its 2019 revenues of $**12 billion** are most reflective of their business health in normal conditions.

Halen Competitive Advantages

Halen is fully aware that it is entering developed markets with well-established and well-heeled competitors that would be tough for any company to beat. The consolidation that is currently happening in the food delivery space only further shows a weakening of conditions favorable to start-up participation. These facts are not relevant to Halen because Halen is disruptive. It is not entering these markets playing by the current rules of those markets. It is setting its own rules and leveraging its own advantages to win:

HALEN'S WINNING ADVANTAGE



BETTER FOR CUSTOMERS

Halen users don't have to keep track of multiple accounts across multiple apps. Also, users don't have to risk storing their credit card information with multiple vendors with varying security capabilities.

BETTER FOR DRIVERS

Drivers are kept busy because they can work cross-functionally without switching apps.

BETTER FOR PARTNERS

Because halen is franchise-based, it is local in a way it's competitors are not. Therefore it can charge restaurants and other partners a lower fees than they are currently paying.

Corporate level

Halen at the corporate level is essentially a **software** and a **marketing** company. Therefore, the operations of the company focus primarily on ensuring that its app works seamlessly and that its end-users have the smoothest experience possible. Then, the company works aggressively to build a national brand that will assist with the recruitment of franchisees and generate demand for Halen services among individual consumers in specific markets. Because these are the organization's primary functions, its staffing emphasis is on roles like software developer, UI/UX designers, marketing directors, and partnership managers.

Marketing and Branding

Halen's marketing and branding plan involves an energetic and diverse approach to engagement with customers.

Website

Our website (www.gethalen.com) will contain extensive details about Halen. Our well-designed and interactive website showcases our current offerings using various media forms, including images, videos, and animations. Potential customers will be encouraged to download the app or engage in a live chat with an agent to have their questions answered.

Earned Media Campaign

We will work aggressively to generate a stream of coverage in newspapers, trade magazines, blogs and online publications. This effort will include identifying and cultivating a dedicated press contact, targeted messaging, adaptive strategy, and weekly outreach to reporters, bloggers, and broadcast media. It also includes press releases, newswire distributions, crisis communications, and media monitoring.

Live Event/Concert

Live events instill positive feelings, make consumers more likely to purchase products/service, and are one of the best advertising channels out there. According to the EventTrack study, 91% of consumers surveyed have "more positive feelings" about a brand after attending a company's live event or experience.

Email Marketing/CRM-Salesforce

We will use emails to reach potential customers. Marketing automation has made it possible for companies to adopt email-marketing strategies and define their target market and customer segments so that the designed content is suitable for them and helps in delivering the right message. It also helps in building brand awareness.

Content Marketing

Customer stories about success are often the first thing that catches the eye of individuals. Content marketing is one of the best ways to keep current customers interested. Not only does it keep our company top-of-mind, but it also empowers our buyers to make better decisions regarding our services.

Every time the company updates a blog post, it will create a new page that will attract more business and traffic, which will, in turn, lead to more opportunities to show up in search engines and drive traffic to the social media websites in organic search.

Celebrity Endorsement

Nothing helps with uptake of a new app as much as endorsement by a celebrity or social media influencer. Halen has on its team the capacity to identify and engage celebrity endorsements, and it will leverage this capacity to win a set of celebrity endorsements that will drive rapid uptake in its target markets. It is critical to understand that for a company like Halen in its initial stages, the type of celebrity we are seeking is extremely local. Super high-profile national celebrities are outside the scope of this initial push. We will seek to engage people like the quarterback of the local football team, a prominent business owner, or entertainers of local renown to endorse and pitch Halen to city residents.

Online Ads

We will use online ads for search engine marketing and strengthen our online presence to gain traffic. Sponsored ads will be designed for potential customers who fall into our target market and are searching for relevant content online. Online marketing efforts will also provide us with the advantage of measuring market statistics easily and inexpensively. Almost all aspects of an Internet marketing campaign can be tracked, measured, and tested by using an ad server as well as a variety of methods, such as pay per impression, pay per click, pay per play, and pay per action.

The strategies of search engine optimization (SEO) and pay-per-click (PPC) ads support our website and our platform name to get ranked in the search engine results. Our preference is to stay competitive on Google, Bing, and Yahoo search engines. SEO helps us to stay competitive and effective as a business entity in the virtual market. We will develop our website using all the popular methods that fulfill the needs of organic traffic generation by using strong content and keywords. Our website will be optimized to rank on page one in all popular search engines such as Google, Yahoo, Bing, etc.

Direct Marketing

We will concentrate on developing strategies that help us build a strong position in the market and develop trust-based relationships with customers by delivering reliable and quality products. Our customer interaction will have a significant impact on how they perceive our customer services. We will make sure that our communication with customers remains clear and strong as well as persuasive.

Community Engagement and Event Sponsorship

Leveraging its hyper-locality, Halen and its franchisees will actively engage with communities by offering its services to needy groups either for free or at a steep discount at strategic junctures, making facilities and technological capacities available to assist worthy community organizations to further their goals, or any other activity or set of activities that work to benefit the surrounding community while building brand equity for the company. A specific form of community engagement that will be targeted early and often in Halen's operation is event sponsorship. By getting its name on marquee community events like local concerts and sporting contests, Halen will enjoy significant brand exposure that will drive more customers to download the app and use the service.

11. RISK FACTORS

- We're a start-up. Efforts to increasing awareness and driving market penetration are not taken up by the market, causing us to miss revenue and profit projection.

- Not finding qualified franchisees, who work together toward a common goal, building the brand and revenue stream at the local level. Finding potential franchisee who are qualified and meet the criteria - Capital, Personality, Skills and Experience. The company does not have a finished product because it is still being developed, and there is no guarantee that it will be developed. Lack of developing new business partnerships would limit consumer adoption of the super-app, limiting revenue and profit.

- We have competitors in the areas our app will cover that are more established than Halen and that have greater financial resources. Obtaining committed drivers through robust safety plan, rapid scheduling minimizing downtime and a strong compensation plan is our goal to maximize driver adoption and minimize turnover.

- The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

- Brand dilution - Giving another entrepreneur (franchisee) the ability to represent the brand. Should our franchisee execute branding and marketing in a way that is inconsistent with Halen's approach, this would give mixed signals to our customers and risk diluting, or even threatening, the strength of our brand.

- Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

- Volume/Demand Risk: The risk that the actual market's demand for the service will not yield the projected sales volumes.

- Legislative and Policy Risk: (a.k.a. "Regulatory Risk") The risk that legislative and policy changes will result in higher costs/lower revenue.

- Protecting intellectual property and other legal issues - Information like patents and product designs can accidentally get exposed to subcontractors/tech partners.

- Security Risks: Every modern business today faces a vast array of security risks, especially those related to cybersecurity and the damage that cybercrimes such as data breaches can do both in terms of our company's finances and reputation.

- We may require additional financing in the future. Although we will use the best efforts to obtain such additional financing, if necessary, there can be no assurance that sufficient additional funds may be obtained or, if obtained, may be obtained without substantial dilution to purchasers of the Interests or other adverse effects on such purchasers' investment.

- Investors will have virtually no ability to sell or transfer Securities and should be prepared to bear the risk of this investment and lack of liquidity of the Securities for an indefinite period

12. USE OF PROCEEDS OF THIS OFFERING

Halen Technologies will use the funds raised for executing its business plan. The business plan includes app development, legal agreements, franchise creation, test marketing, and creation of scalable strategies for marketing and business development.

Funds will be primarily used for the following broad categories:

- Application Development – This comprises the core front-end and backend application for recruitment, order placement, service delivery and tracking.

- Legal / Consulting / Permits and Franchise Creation – This includes creation of legal agreements, marketing collateral and infrastructure for creation of franchise system (FDD).

- Launch Test Market and Recruit Drivers – We will test the business model in certain selected local communities.

- Operational Expenditure and Cash Reserves – We will need to set aside certain funds for operational expenses and cash reserves for day-to-day expenses and fees.

- Strategy for Marketing, Sales, and Business Development – We will develop and validate an integrated strategy for marketing (including earned media), promotion and business development.

- Marketing, Promotion and Franchise Sales – Initiation of marketing, promotion, and franchise sales.

- Marketing / Earned Media – Execution of marketing and earned media strategy.

The categories outlined above are not sequential. The activities under each of these categories may overlap as we execute our business plan.

Target Offering Amount: $30,000.00

Maximum Offering Amount: $3,000,000.00

Estimated Proceeds and Use:

Description of Line Item	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Estimated Proceeds After Expenses	$28,400.00	$2,909,100.00
Estimated Akemona Fee	$1,600.00	$90,000.00
Estimated Miscellaneous Offering Expenses	$900.00	$900.00
Development and Successful Launch of the Application	$0	$2,909,100
Proof of concept/MVP	$28,400	$0

13. ISSUER'S OWNERSHIP AND CAPITAL STRUCTURE

Outstanding Securities

Class Of Security	Authorized Amount	Outstanding Amount	Voting Rights	Other Rights	Maturity or Exercise Date
otherrights	$2,500,000	$57,655	N		

Question: How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Issuer's Response: The rights of current security holders maybe diluted when these security are conveted in equity.

Question: Are there any differences not reflected above between the securities being offered and each of the other class of security of the Issuer?

Issuer's Response: Previously issued security were SAFE/Currently Security Are Convertible Note.

Question: How could the exercise of rights held by the principal shareholders identified earlier affect the purchasers of the securities being offered?

Issuer's Response: A sale of security by principle of shareholder could results in conversion into equity.

14. VALUATION OF SECURITIES AND RISKS TO PURCHASERS FROM CORPORATE ACTIONS

The Issuer is offering convertible zero-coupon bonds, which will convert into equity on or before the Maturity Date. These convertible debt securities will be discounted at the interest rate specified by the Issuer and will reach Face Value upon maturity. If the Issuer has set an interest rate of 0%, there will be no discount and these convertible debt securities will be sold at Face Value. The price of the convertible debt securities being offered hereby was established by the Issuer. Unlike listed companies whose publicly traded securities are valued through market-driven stock prices, the value of private companies, especially startups, and the value of their securities, are difficult to assess. Further, it is difficult to correlate the value of the convertible debt securities to the value of the Issuer. Investors risk overpaying for their investment. Substantial time may pass before reliable valuations of the Issuer company and the convertible debt securities issued in this offering are available, if ever.

The Issuer cannot change the terms of the offering after the close of subscription. This debt cannot be discharged through any corporate action except full repayment or conversion into equity pursuant to the debt agreement or on order of a court of competent jurisdiction under the laws related to bankruptcy.

The value of these convertible bonds will be impacted by corporate actions such as increased debt load, stocks buy back, payment of dividends, issue of equity, acquisitions, merger and declaration of bankruptcy. The impact of these actions on the valuation of convertible bonds is uncertain. Generally, if the issuer raises additional debt, bondholders may face a decline in the value of their investment due to increased risk resulting from higher debt load. On the other hand, if convertible bonds are closer to conversion into equity, their value will be less affected when the issuer borrows money as long as the borrowing is not excessive. Corporate actions that reduce cash at hand (for example, stocks buy back and dividends) will create a higher risk for bondholders but may raise the expectation of higher valuation when bonds are converted into equity. If the issuer files for bankruptcy, the holders of these convertible bonds will have lower priority for payment than other debts, which are secured or senior to this note.

Risks to Purchasers of The Securities Relating to Minority Ownership in the Issuer

Convertible bond-holders to not have ownership rights in the company and voting rights at shareholder meetings until bonds are converted into equity. Issuer could prepay the bond prior to their conversion into equity based on a decision by majority bondholders. Issuer may assign its obligations to another entity with the approval of majority bondholders. In the event of default by the Issuer, majority shareholders decide when the obligations of the Issuer will become due. Minority bondholders may not have sufficient control on such decisions. Upon conversion of bonds into equity, minority shareholders may sometimes disagree with the majority shareholders about the direction of Halen Technology, but they may not have sufficient voting power to control or influence the direction of the company. Majority shareholders may overrule the objections put forth by minority shareholders. Minority shareholders do not have sufficient voting power of influence to change the management of the company. Minority owners do not have sufficient voting power to influence or control corporate actions related to issuance of additional equity, debt, stock splits, distribution of profits, dividends and how the company allocates its capital. Such decision impact financial stake of minority shareholders. There may not be a public market for sale of minority stock ownership resulting in long-term financial commitment by minority stockholders.

Risks to Purchasers of the Securities Associated with Corporate Actions Including, Additional Issuances of Securities, Issuer Repurchases of Securities, Sale of the Issuer or of Assets of the Issuer and Transactions with Related Parties

Additional issuance of securities by the issuer will dilute the ownership of current purchasers of these securities. If the value of the company does not increase when additional securities are issued, the value of investments by current purchasers of securities will decline. The Issuer may repurchase the securities issued in this offering before they are converted into equity with the consent of majority of the bondholders. Under such an event, investors may make a loss on their investment. Convertible bonds issued under this offering are unsecured. While unsecured bondholders have a higher preference on assets than shareholders, a sale of assets by the company will increase the risk that the bondholders will get their principal back in the event of a default by the Issuer. An issuance of senior debt by the Issuer could similarly increase the risk for current purchasers of securities. Transactions with related parties could create risks that the Issuer's financial statements may not provide an accurate financial status of the company, which could result in higher risk for current purchasers of securities.

15. TERMS OF ISSUER INDEBTEDNESS

The Issuer does not have any outstanding debt.

16. EXEMPT OFFERINGS CONDUCTED

The Issuer has conducted the following exempt offerings in the past three years.

Date of Offering	Exemption Relied Upon	Type of Securities Offered	Amount Sold	Use of Proceeds
05-02-2022	regCrowdfunding	otherrights	$57,655	Application Development

17. OPERATING HISTORY AND FINANCIALS

The Issuer is a newly formed entity without an operating history.

18. ONGOING REPORTING

The Issuer will file a report electronically with the United States Securities and Exchange Commission's (SEC's) EDGAR system annually and post the report on its website, no later than April 15 each year. The maximum allowed period for filing the annual report is 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be found on the Issuer's website at: investor.halen.com/financials

In compliance with relevant laws and regulations, the Issuer will continue to comply with the ongoing reporting requirement until:

- The Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- The Issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

- The Issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

- The Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- The Issuer liquidates or dissolves its business in accordance with state laws.

19. DISCLOSURE OF MATERIAL INTEREST IN RELATED-PARTY TRANSACTION(S)

The Issuer (or any entities controlled by or under the common control with the Issuer) were not a party to any transaction(s) in which any of the following persons have or is to have a direct or indirect material interest:

- Director or officer of the Issuer or anyone performing similar functions with the Issuer

- Beneficial Owner of 20% or more of the Issuer's stock based on voting power

- Promoter of the Issuer

- Immediate family member of any of the abovementioned persons

20. OTHER MATERIAL INFORMATION

N/A

21. LEGAL ISSUES, CONVICTIONS OR DISBARMENTS

With respect to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in the Principal Stockowners (Section 4 of the current document), any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will (directly or indirectly) be paid remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:

1. No such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security

    ii. involving the making of any false filing with the Commission

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security

    ii. involving the making of any false filing with the Commission

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer

        B. engaging in the business of securities, insurance or banking

        C. engaging in savings association or credit union activities.

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4. No such person is subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

    ii. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this

offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder

    ii. Section 5 of the Securities Act under which all offers and sales of securities must be registered with the SEC or qualify for some exemption from the registration requirements.

6. No such person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8. No such person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, nor is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Final order in the abovementioned statements means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

Please note that no matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose, if the affiliated entity is not

    i. in control of the Issuer

   ii. under common control with the Issuer by a third party that was in control of the affiliated entity at the time of such events.